THE BSG FUNDS
                          1105 SCHROCK ROAD, SUITE 437
                              COLUMBUS, OHIO 43229


                                  June 16, 2000


Securities and Exchange Commission
Public Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE:    The BSG Funds - CIK No. 0001032423
                Request for Withdrawal of Amendment to Registration Statement on Form N-1A
                FILE NOS. 333-22075 AND 811-8061

Ladies and Gentlemen:

     The BSG Funds, a registered investment company (the "Trust"), hereby requests that Post-Effective Amendment No. 5 (the "Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission on May 4, 2000 (accession number 0001032423-00-000002), be withdrawn, pursuant to Rule 477(a) under the Securities Act of 1933.

     The Amendment describes certain changes to the Trust's investment policies. The Registrant has since determined, however, not to proceed with these changes.

     If you have any questions regarding this withdrawal, please call me.


                                   Very truly yours,


                                   /s/ Lisa R. Hunter
                                   ----------------------------
                                   Lisa R. Hunter
                                   Secretary